Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road TeI-Aviv 66184, ISRAEL P.0.B. 36172. 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated August 25, 2009, with respect to the financial statements of Pimi Agro Cleantech, Inc. (which report expressed an unqualified opinion and contains an explanatory paragraph relating to substantial doubt about Pimi Agro Cleantech, Inc.'s ability to continue as a going concern) contained in the Registration Statement and Prospectus to be filed on August 25, 2009. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts."

/s/ Fahn Kanne & Co.
Certified Public Accountants (Isr.)
Tel-Aviv, Israel September 9, 2009